March 26, 2010 Via EDGAR and Facsimile
ATTORNEYS AT LAW
777 EAST WISCONSIN AVENUE
MILWAUKEE, WI  53202-5306
414.271.2400 TEL
414.297.4900 FAX
www.foley.com

WRITER’S DIRECT LINE
414.297.5817
jlochmann@foley.com EMAIL

CLIENT/MATTER NUMBER
015428-0122

Mr. Russell Mancuso Branch Chief Mail Stop 3030 U.S. Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, DC 20549
Re:	Regal-Beloit Corporation
Registration Statement on Form S-4
Filed March 5, 2010
File No. 333-165270

Dear Mr. Mancuso:

On behalf of our client, Regal Beloit Corporation, a Wisconsin corporation (the “Company”), set forth below is the Company’s response to the comment of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated March 17, 2010 (the “Comment Letter”), with respect to the above-referenced filing (the “Form S-4”).  The comment of the Staff is repeated below (in bold italics), followed by the Company’s response (in regular type).

1.
Please file the Part III information that you incorporate by reference into your Form 10-K for the fiscal year ended January 2, 2010 before requesting acceleration of your Form S-4. Refer to Securities Act Forms Compliance and Disclosure Interpretations Question 123.01.

The Company respectfully advises the Staff that the Part III information incorporated by reference into the Company’s Form 10-K for the fiscal year ended January 2, 2010 was filed on March 26, 2010 as part of the Company’s Definitive Proxy Statement on Schedule 14A.

In the event that the Company requests acceleration of the effective date of the Form S-4, it will furnish a letter to the Staff in the form described in the Comment Letter.

*     *     *

BOSTON BRUSSELS CHICAGO DETROIT	JACKSONVILLE LOS ANGELES MADISON MIAMI	MILWAUKEE NEW YORK ORLANDO SACRAMENTO	SAN DIEGO SAN DIEGO/DEL MAR SAN FRANCISCO SHANGHAI	SILICON VALLEY TALLAHASSEE TAMPA TOKYO WASHINGTON, D.C.
MILW_9905450.2

Mr. Russell Mancuso
March 26, 2010

If the Staff has any questions with respect to the foregoing, please contact the undersigned at (414) 297-5817, Benjamin F. Garmer, III at (414) 297-5765 or Jay O. Rothman at (414) 297-5644.

Very truly yours,

/s/ Jessica S. Lochmann

Jessica S. Lochmann

Enclosure

cc:	Gabriel Eckstein
Securities and Exchange Commission
Paul J. Jones
Regal Beloit Corporation
Benjamin F. Garmer, III
Jay O. Rothman
Foley & Lardner LLP